Securities and Exchange Commission
Division of Corporation Finance
via EDGAR

    August 18, 2023

Re:	The Pennant Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2023
File No. 001-38900
Dear Mr. Crawford and Ms. Ravitz,

The Pennant Group, Inc. (“Pennant”) is in the receipt of the Division’s comment letter dated August 8, 2023 (the “Comment Letter”), which includes the Division’s comments on the above-captioned proxy statement. Pennant understands that it was randomly selected for a review relating to the newly-instituted rules included in Regulation S-K Item 402(v).

Pennant has reviewed the Comment Letter and hereby confirms that it will enhance disclosures in its future proxy filings to incorporate the guidance in the Comment Letter, as well as the guidance, facts and circumstances applicable to Pennant at such time.

Sincerely,
/S/KIRK CHENEY
Kirk Cheney
General Counsel & Corporate Secretary
The Pennant Group, Inc.